Frank D. Heuszel, Esq.

CEO and Interim Chief Financial Officer

fheuszel@dsssecure.com

Phone: 713.501.5045

June 9, 2020

Securities and Exchange Commission

Division of Corporation Finance

Office of Manufacturing

100 F Street, NE

Washington, DC 20549

Re: Document Security Systems, Inc.

Registration Statement on Form S-1

Filed May 21, 2020

File No. 333-238587

Ladies and Gentlemen:

Please find below responses to certain questions raised by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its letter of comments dated June 3, 2020, relating to Document Security Systems, Inc.’s (the “Company,” “we,” “us” or “our”) registration statement referenced above.

For your convenience, the Staffs comment contained in the letter has been restated.

Registration Statement on Form S-1 filed May 21, 2020 General

1. We note your recent acquisition of AMRE Asset Management Inc. and your planned transaction with Impact BioMedical Inc. Please tell us your consideration of providing financial statements of these businesses and pro forma information reflecting the transactions in this filing pursuant to Rules 8-04 and 8-05 of Regulation S-X.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action, or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment before the requested effective date of the registration statement.

Response: The Company respectfully acknowledges the Staff’s comment and, in connection with our planned transaction with Impact BioMedical Inc., the Company will comply with the guidance of Rules 8-04 and 8-05 of Regulation S-X. On June 8, 2020, the Company filed a report on Form 8-K which contains the information required by Rules 8-04 and 8-05 of Regulation S-X, which Form 8-K will be incorporated by reference in the registration statement.

In regard to our recent acquisition of AMRE Asset Management Inc., the Company has completed an analysis of a comparison of the most recent annual financial statements of the business to be acquired and the Company’s most recent annual financial statements and has determined that none of the conditions specified in paragraph (b) of Section § 210.8-04 exceeds 20%. Therefore, the Company has determined financial statements are not required.

Respectfully,

Document Security Systems, Inc.

Frank D. Heuszel, JD, CPA, CIA

CEO and Interim Chief Financial Officer

DSS Response Letter to SEC

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